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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STONELEIGH PARTNERS ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 par value
(Title of Class of Securities)

861923100
(CUSIP Number)

August 27, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06).

CUSIP No. 861923100

1.	NAMES OF REPORTING PERSONS GARY D. ENGLE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	5.	SOLE VOTING POWER 1,003,874[1]
Shares Beneficially owned by	6.	SHARED VOTING POWER -0-
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 1,003,874(1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,874(1) shares as of August 27, 2008
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9% (based on 34,097,500 shares of Common Stock issued and outstanding as of August 27, 2008)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 On August 27, 2008, Mr. Engle transferred 2,342,370 shares of the Issuer’s Common Stock to the Gary D. Engle 2008 GRAT established on July 22, 2008 (the “GRAT”).  Mr. Engle is not the Trustee of the GRAT and has no voting or dispositive power over the shares.  The beneficiaries of the GRAT are members of Mr. Engle’s immediate family.

Item 1(a).       Name of Issuer:

Stoneleigh Partners Acquisition Corp. (the “Issuer”)

Item 1(b).       Address of Issuer's Principal Executive Offices:

20 Marshall Street, Suite 104
South Norwalk, CT  06854

Item 2(a).        Name of Person Filing:

Gary D. Engle

Item 2(b).       Address of Principal Business Office or, If None, Residence:

c/o Stoneleigh Partners Acquisition Corp.
20 Marshall Street, Suite 104
South Norwalk, CT  06854

Item 2(c).        Citizenship:

United States

Item 2(d).        Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e).       CUSIP Number:

861923100

Item 3.            If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act;
(b)  ☐  Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)   ☐  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)   ☐  Investment company registered under Section 8 of the Investment Company Act;
(e)   ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)   ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)   ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
              Company Act;
(j)    ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.            Ownership:

                (a)           Amount Beneficially Owned:

               1,003,874(1)

               (b)           Percentage of Class:

               2.9%

               (c)           Number of Shares as to Which the Person Has:

              (i)           sole power to vote or direct the vote:

            1,003,874(1)

              (ii)           shared power to vote or direct the vote:

             -0-

              (iii)           sole power to dispose or direct the disposition of:

              1,003,874(1)

              (iv)           shared power to dispose or direct the disposition of:

               -0-

Item 5.            Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.            Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
                        Parent Holding Company or Control Person;

Not Applicable.

Item 8.            Identification and Classification of Members of the Group:

Not Applicable.

Item 9.            Notice of Dissolution of Group:

Not Applicable.

Item 10.          Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2008	/s/ Gary D. Engle___________________ GARY D. ENGLE